Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 14, 2022

Despite ’squirrelly’ market, LanzaTech CEO says now is the right time to go public

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“It’s time for us to be public,” said LanzaTech CEO Jennifer Holmgren. LanzaTech

By Jim Dallke - Senior Editor, Chicago Inno

March 14, 2022, 03:05pm CDT

Over its 17-year history, LanzaTech has become known for helping big- name brands like Unilever and Lululemon turn factory pollution into everyday consumer products. And now the Chicago company is looking to scale its carbon recycling technology faster with a public listing later this year.

LanzaTech announced last week that it plans to go public in a SPAC deal with AMCI Acquisition Corp. II. The deal, slated for the third quarter, aims to raise $125 million and would value LanzaTech at $2.2 billion.

SPACs, or special-purpose acquisition companies, became increasingly popular in 2020 as a way for firms to go public outside of a traditional IPO. But the SPAC market has cooled considerably in recent months as companies have seen their share prices tumble and others have scrapped planned SPAC mergers altogether.

That hasn’t spooked LanzaTech CEO Jennifer Holmgren, who believes her company is in a prime position for a public listing despite what she called a “squirrelly” market.

“My view is if you’ve got the fundamentals and the infrastructure, you weather all of that,” she told Chicago Inno. “There’s so much focus on not rebuilding our economies after the pandemic just on the same old fossil economy. Growth is about green (energy) and sustainability.”

Holmgren said LanzaTech, which is forecasting $65 million in revenue this year, considered both a SPAC and a traditional IPO. But it opted for a SPAC in part thanks to its blank-check firm AMCI, a group that invests in businesses focused on energy and natural resources. Holmgren called AMCI “additive” to LanzaTech’s business.

LanzaTech has developed carbon recycling technology that converts pollution from steel mills into sustainable fuels and chemicals.

LanzaTech

“When you’re building relationships with someone who can help you grow, then a SPAC is a true merger rather than simply a path to the market,” she said.

LanzaTech, which has raised more than $500 million in outside funding since its launch in 2005, also considered another round of private financing, Holmgren said. But ultimately, the decision was made to test the market.

“It’s time for us to be public,” she said.

LanzaTech has developed carbon recycling technology that converts pollution from steel mills into sustainable fuels and chemicals. LanzaTech can take factory emissions and create ethanol, which is then processed into monoethylene glycol, which is then used to make products like polyester.

The company’s technology has caught the eye of several well-known brands, some of which have cold-called or contacted LanzaTech through its website to try to partner. Lululemon was one such inbound request that led to a deal, which saw the fashion brand use LanzaTech to create fabric from recycled carbon emissions. Zara took a similar approach, and its collection with LanzaTech is the first clothing line to come to market using the technology.

Beauty brand Coty works with LanzaTech to create sustainable fragrances, and Unilever partnered with the company to produce a laundry detergent pod.

“Part of (brand interest) is because what we do is new and disruptive,” Holmgren said. “Customer acquisition has been just about getting the word out that there is a future where you can recycle above-the-ground carbon and convert it and transform it to product we use in our daily lives.”

LanzaTech has grown to more than 300 employees, 200 of whom are in Chicago. It plans to add another 30 to 50 employees this year, Holmgren said.

LanzaTech’s goal of meaningfully reducing greenhouse gas emissions will take a step forward when the company goes public, Holmgren said, by allowing the company to scale faster and bring its technology to more customers.

“It’s possible to do this,” she said. “We just have to go faster. Much, much faster.”

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Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.